Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RECORD RESULTS FOR THE FIRST QUARTER 2017

Record quarterly results: revenue of $57m, net profit of $13m & EBITDA of $17m

AZOUR, Israel – May 17, 2017 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2017.

Highlights of the First Quarter of 2017
•	Net subscribers adds in the quarter amounting to 25 thousand;
•	Revenue of $57.1 million, up 21% year-over-year;
•	Gross margins of 49.2% and operating margins at 24.2%;
•	Net profit of $13 million, up 83% year-over-year; EBITDA of $17.0 million or 29.8% of revenues;
•	Generated $3.1 million in operating cash flow;
•	Dividend of $5 million declared for the quarter;

First Quarter 2017 Results
Revenues for the first quarter of 2017 were $57.1 million, representing an increase of 21% from revenues of $47.2 million in the first quarter of 2016. 70% of revenues were from location based service subscription fees and 30% were from product revenues.

Revenues from subscription fees increased by 24% over the same period last year. The growth was driven primarily due to the increase in the subscriber base, which expanded from 985,000 as of March 31, 2016, to 1,082,000 as of March 31, 2017.

Product revenues increased by 15% compared with the same period last year.

Gross profit for the first quarter of 2017 was $28.1 million (49.2% of revenues), an increase of 18% compared with $23.8 million (50.4% of revenues) in the first quarter of 2016. The gross margin in the quarter on subscription fees improved to 66.1% compared with 65.1% in the same period last year. The gross margin in the quarter on products was 10.6% compared with 19.0% in the same period last year. The lower margin on products was due to the specific mix of product sales in the first quarter.

Operating profit for the first quarter of 2017 was a record $13.8 million (24.2% of revenues), an increase of 20% compared with an operating profit of $11.5 million (24.4% of revenues) in the first quarter of 2016.

During the quarter, share in affiliates, net was an income of $4 million versus a loss of $0.7 million in the same quarter of last year.  The majority was due to a capital gain from an investment round at Bringg, one of Ituran's early stage mobility technology companies and Ituran's joint venture in Brazil, Ituran Road Track, made a positive contribution.

EBITDA for the quarter was a record $17.0 million (29.8% of revenues), an increase of 21% compared to an EBITDA of $14.1 million (29.9% of revenues) in the first quarter of 2016.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Net profit was a record $13.0 million in the first quarter of 2017 (22.8% of revenues) or fully diluted EPS of $0.62, an increase of 83% compared with a net profit of $7.1 million (15.0% of revenues) or fully diluted EPS of $0.34 in the first quarter of 2016.

Cash flow from operations for the quarter was $3.1 million.

As of March 31, 2017, the Company had net cash, including marketable securities, of $26.9 million or $1.28 per share. This is compared with $31.5 million or $1.50 per share as at December 31, 2016.

Dividend
For the first quarter of 2017, a dividend of $5 million was declared in line with the Company's stated current policy of issuing at least $5 million as a dividend on a quarterly basis.

Management Comment
Eyal Sheratzky, Co-CEO of Ituran said, "Our first quarter 2017 results represent an excellent start to 2017 with very strong revenue growth, driven primarily by the solid growth in our subscriber base, which has returned to the higher-end of our typical range. Our end-markets in Israel and Brazil continue to demonstrate strength through ongoing demand and interest in our products and solutions."

Continued Mr. Sheratzky, "In the first quarter, we generated a capital gain from one of our early stage technology holdings, Bringg. We are also one of the founders of the DRIVE startup incubator and innovation center in Tel Aviv to promote the development of smart mobility technology, together with Mayer, Hertz, Honda and Volvo. We see mobility technology as the next frontier of major technological advancement in the coming decade, and we intend to cement ourselves in a central role in this sphere. We are very excited in what the future holds for Ituran."

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIE

Conference Call Information

The Company will also be hosting a conference call later today, May 17, 2017 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0644
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0644
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries.

Ituran's subscriber base has been growing significantly since the Company's inception to over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,500 employees worldwide, with offices in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft / Gavriel Frohwein ituran@gkir.com GK Investor Relations (US) +1 646 688 3559

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ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of March 31, 2017

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of March 31, 2017

CONSOLIDATED BALANCE SHEETS
	US dollars
	March 31,	December 31,
(in thousands)	2017	2016

Current assets
Cash and cash equivalents	26,610	31,087
Investments in marketable securities	695	398
Accounts receivable (net of allowance for doubtful accounts)	38,786	33,865
Other current assets	40,966	35,522
Inventories	16,057	14,351
	123,114	115,223

Long-term investments and other assets
Investments in affiliated companies	16,507	11,975
Investments in other companies	1,150	85
Other non-current assets	1,700	1,515
Deferred income taxes	2,130	2,280
Funds in respect of employee rights upon retirement	8,481	7,868
	29,968	23,723

Property and equipment, net	36,365	35,644

Intangible assets, net	23	23

Goodwill	3,606	3,406

Total assets	193,076	178,019

CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2017	2016

Current liabilities
Credit from banking institutions	413	3
Accounts payable	18,018	18,624
Deferred revenues	12,075	10,762
Other current liabilities	30,328	26,738
	60,834	56,127

Long-term liabilities
Liability for employee rights upon retirement	12,758	11,751
Provision for contingencies	447	435
Deferred revenues	1,221	1,034
Others non-current	590	501
	15,016	13,721

Stockholders' equity	110,974	102,229
Non-controlling interests	6,252	5,942
Total equity	117,226	108,171

Total liabilities and equity	193,076	178,019

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Three month period ended March 31,
(in thousands except per share data)	2017	2016

Revenues:
Location-based services	39,739	32,155
Wireless communications products	17,372	15,044
	57,111	47,199

Cost of revenues:
Location-based services	13,491	11,221
Wireless communications products	15,539	12,188
	29,030	23,409

Gross profit	28,081	23,790
Research and development expenses	782	675
Selling and marketing expenses	2,828	2,378
General and administrative expenses	10,762	9,271
Other income, net	(88)	(43)
Operating income	13,797	11,509
Financing income, net	489	68
Income before income tax	14,286	11,577
Income tax expenses	(4,576)	(3,215)
Share in gains (losses) of affiliated companies ,net	4,000	(692)
Net income for the period	13,710	7,670
Less: Net income attributable to non-controlling interest	(723)	(571)
Net income attributable to the Company	12,987	7,099

Basic and diluted earnings per share attributable to Company's stockholders	0.62	0.34

Basic and diluted weighted average number of shares outstanding (in thousands)	20,968	20,968

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three month period ended March 31,
(in thousands)	2017	2016

Cash flows from operating activities
Net income for the period	13,710	7,670
Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	3,228	2,611
Gain in respect of trading marketable securities	(30)	(34)
Increase in liability for employee rights upon retirement	296	371
Share in losses (gains) of affiliated companies, net	(4,000)	692
Deferred income taxes	111	(692)
Capital gains on sale of property and equipment, net	(30)	(10)
Increase in accounts receivable	(3,215)	(6,569)
Increase in other current assets	(4,136)	(3,230)
Decrease (increase) in inventories	(865)	32
Increase (decrease) in accounts payable	(1,143)	2,480
Increase in deferred revenues	1,085	1,355
Increase(decrease) in other current liabilities	(1,872)	748
Net cash provided by operating activities	3,139	5,424

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(119)	(223)
Capital expenditures	(2,756)	(2,211)
Investments in affiliated companies	(1,158)	(1,408)
Investments in marketable securities	(1,428)	(344)
Sale of marketable securities	1,179	1,858
Deposit	2	(63)
Proceeds from sale of property and equipment	66	90
Net cash used in investment activities	(4,214)	(2,301)

Cash flows from financing activities
Short term credit from banking institutions, net	399	(152)
Dividend paid	(4,193)	(3,120)
Dividend paid to non-controlling interest	(713)	(617)
Net cash used in financing activities	(4,507)	(3,889)

Effect of exchange rate changes on cash and cash equivalents	1,105	562

Net decrease in cash and cash equivalents	(4,477)	(204)
Balance of cash and cash equivalents at beginning of the period	31,087	27,016
Balance of cash and cash equivalents at end of the period	26,610	26,812

Supplementary information on investing activities not involving cash flows:
In February 2017, the Company declared a dividend in an amount of US$ 8.5 million. The dividend will be paid in April 2017.